EXHIBIT 1

Daniel J. Donoghue

Managing Partner

1 312 265 9604

ddonoghue@thediscoverygroup.com

April 2, 2008

The Board of Directors

Attn: Melanie M. Montenegro, Corporate & Finance Counsel

Spanish Broadcasting System Inc.

2601 South Bayshore Drive, PH II

Coconut Grove, FL 33133

Re: Planned Solicitation of Stockholders to Withhold Votes at Spanish Broadcasting’s Annual Shareholder Meeting and Related Demand for Stockholder List

Dear Sirs:

You are in receipt of our letter of February 29, 2008, in which we expressed grave concerns regarding the severe deterioration in shareholder value that has occurred since Spanish Broadcasting Company, Inc. (the “Company” or “SBS”)  went public eight years ago.  For reference, the letter is attached.  It details what we consider to be a history of egregious mismanagement at the Company that led to a collapse in the Spanish Broadcasting stock price from $20 at the initial public offering in 1999 to less than $2 today.

On the year-end earnings call with analysts and investors held on March 12, 2008, Mr. Raul Alarcon, Chairman, Chief Executive Officer and President of the Company refused to discuss the recommendations in our letter saying only that they are under consideration by the Board.  In response to a request from another large shareholder on the call, Mr. Alarcon agreed to formally communicate the Board’s findings in due course.  The investment community will expect to learn specific steps the Board has taken toward addressing this situation on the next quarterly earnings call, if not sooner.

In the meantime, we are being regularly contacted by shareholders wishing to share their concern over the management of the Company and, in many cases, to express their skepticism with respect to the Board’s willingness to confront Mr. Alarcon with our recommendations.  We have

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

spoken with shareholders accounting for a great majority of the Class A shares.  These shareholders have expressed overwhelming support for our recommendation that the Board of Directors form a Special Committee, hire a nationally-recognized investment bank, and evaluate the three alternatives we outlined in our letter; 1) a going-private transaction, 2) a sale to a strategic party, and 3) the adoption of modern corporate governance practices.

In order that you may know first hand of your shareholders’ discontent, we plan to formally ask shareholders to withhold their votes for the election of directors at the 2008 Annual Shareholder meeting.  We expect Mr. Alarcon to use his super-majority voting power to stifle any attempt to replace these members of the current Board with truly independent directors.  Nonetheless, we believe the withholding of votes will remind the Board of its fiduciary duty to all the shareholders it represents, not just Mr. Alarcon.

Demand For Stockholder Lists

In connection with our plan to ask shareholders to withhold their votes, Discovery Equity Partners, L.P. (“Discovery”), as a stockholder of SBS, demands under Section 220 of the Delaware General Corporation Law that SBS allow Discovery, its proxy solicitors, counsel and/or other representatives to examine and to make copies and extracts from the following:

1.              SBS’s list of its stockholders as of a current date, certified by SBS’s transfer agent and showing the name and address of each stockholder and the number of and class of shares held by each stockholder.

2.              Copies of each of the following information or documents to the extent such information or documents are in the SBS’s possession or can reasonably be obtained by SBS:

                     (a)  any information concerning the number and identity of the beneficial owners of SBS’s shares that can be obtained from the nominees of any central depository for such shares, such as CEDE & Co. (any such information, a “CEDE List”),

                     (b)  any non-objecting beneficial owner list (a “NOBO List”) produced pursuant to Rule 14b-1 of the Securities and Exchange Commission (the “SEC”) from those brokers and other institutions that hold SBS’s shares on behalf of the beneficial owners thereof, including the names, addresses and shareholdings of each non-objecting beneficial owner so listed,

                     (c)  any consenting or non-objecting beneficial owner list (a “COBO List”) produced pursuant to SEC Rule 14b-2 from those banks that hold SBS’s shares on behalf of the beneficial owners thereof, including the names, addresses and shareholdings of each consenting or non-objecting beneficial owner so listed (a “COBO List”), and

                     (d)  any daily transfer list or sheet (a “Daily Transfer List”) showing changes in SBS’s beneficial owners from the information set forth in the aforementioned CEDE Lists, NOBO Lists and COBO Lists.

2

To the extent that SBS or any of its agents acquires any CEDE List, NOBO List, COBO List or Daily Transfer List relating to SBS’s stockholders after it shall have complied with this request, this request shall constitute a request to examine and make copies of such list not later than five business days after SBS obtains such materials.

Discovery, which beneficially owns 3,423,507 shares of SBS’s Class A Common Stock as of the date of this letter, makes this demand in its capacity as a stockholder of the Company.  As documentary evidence of such beneficial ownership by Discovery we have enclosed herewith Discovery’s most recent brokerage statement relating to SBS.

The purpose of the inspection demand set forth above is to enable Discovery, as a stockholder of SBS, to contact other record and/or beneficial owners of SBS’s shares for the purpose of communicating with those owners regarding the withholding of their votes in the election of directors at SBS’s 2008 Annual Meeting of Stockholders and other matters pertinent to that meeting.

Discovery affirms that the statements regarding its beneficial ownership of SBS Class A Common Stock and its purpose in making the inspection demand made in this letter are true, and that the documentary evidence of beneficial ownership of SBS Class A Common Stock by Discovery provided by Discovery to SBS herewith is a true and correct copy of what it purports to be, in each case under penalty of perjury under the laws of the United States.

Sincerely,

Discovery Equity Partners, L.P.

By:	Discovery Group I, LLC,
its General Partner

By:	/s/ Daniel J. Donoghue
Daniel J. Donoghue
Managing Member

Enclosures:

Letter of February 29, 2008 to the Board of Directors

Discovery Group brokerage statement indicating SBSA holdings

3

Daniel J. Donoghue

Managing Partner

1 312 265 9604

ddonoghue@thediscoverygroup.com

February 29, 2008

The Board of Directors

Attn: Melanie M. Montenegro, Corporate & Finance Counsel

Spanish Broadcasting System Inc.

2601 South Bayshore Drive, PH II

Coconut Grove, FL 33133

Dear Sirs:

Discovery Group (“Discovery”) owns 3,999,029 million shares of the Class A common stock of Spanish Broadcasting (“SBSA”), constituting 9.8% of the Class A common shares outstanding. We are writing to express our grave concerns regarding the severe and steady erosion in shareholder value that has occurred since the Company went public eight years ago.  Senior officials of Discovery have met with the management of SBSA numerous times over the past few years to discuss these concerns.  More importantly, we recently presented to management several tangible, value-restoring opportunities that we uncovered, including the potential for a highly-strategic industry merger.  Management has been unresponsive to both our concerns and these important and favorable opportunities for public shareholders.  Management’s apathy with respect to the SBSA’s public shareholders is emboldened by a weak corporate governance structure that vests effective voting control in one individual; Mr. Raul Alarcon, Jr., who also holds the executive titles of Chairman, Chief Executive Officer, and President.

Under these circumstances, it is imperative that the Board of Directors form a Special Committee comprised of truly independent directors and empower the Committee to hire a nationally-recognized investment banking firm for the purpose of evaluating the following three specific alternatives:

1.              A going-private transaction, which would allow Mr. Alarcon to continue to run SBSA as a private company, after tendering for the public equity at a fair value

2.              A sale to a strategic party, which would maximize value for all shareholders, including Mr. Alarcon

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

3.              Remain public but adopt modern corporate governance practices, including equal shareholder voting rights and splitting the Chairman and Chief Executive Officer roles

It should be clear to all the SBSA Directors after reading this letter that they have a fiduciary duty to pursue these initiatives on behalf of the public investors they represent.  We are confident that Class A public shareholders would approve a shareholder proposal at this year’s annual meeting to hire an investment banker to explore strategic alternatives.

How SBSA Stock Went From $20 to Less Than $2; $1 Billion of Lost Company Value

In November 1999, Mr. Raul Alarcon chose to avail himself of public equity capital through an initial public offering of SBSA at $20 per share.  Now, eight years later, the price of SBSA stock is a mere $1.60.  The root causes of the collapse are; a) weak operating performance as measured by essentially no growth in operating income, b) significant sums spent on acquisitions that provided no incremental value to the Company, and c) the utter loss of management’s credibility with the investment community.

Disappointment and deterioration in public trust started early.  In the first quarter of operation as a public company, SBSA’s operating income fell to $0.7 million from $8.8 million in the prior year due to an increase of $11.0 million in corporate expenses for severance payments for two retiring executives and executive performance bonuses. In the subsequent quarters of that same year, the Company went on an acquisition binge spending over $400 million on three transactions.  Investor concerns about management’s appetite for acquisitions were justified as another half-a-billion dollars has been spent on acquisitions since then. Before SBSA celebrated its first anniversary as a public company the share price had tumbled from the IPO price of $20 to the $10 range.

The next 50% haircut in shareholder value came in 2005 when management embarked on an unanticipated, costly, and non-core television strategy.  On July 13, 2005 management announced its plan to acquire two television stations in Florida for an aggregate purchase price of $37.6 million.  In the days leading up to the announcement, SBSA’s stock traded at slightly more than $10 per share.  Before the deal closed on March 1, 2006, the market expressed its disapproval by pushing the share price down to $5, causing the Company to shed $360 million in market value.  The market was nervous that management would not maintain a much-needed focus on the core radio operations and rightly sensed that the acquisition purchase price did not represent the entirety of the cost of this endeavor.  Since this transaction, SBSA has consumed another $35 million in accumulated television operating losses.  Management originally counseled investors that the television operation would be break-even by the fourth quarter of 2007.  Recently management has changed its break-even story to sometime in 2009, further undermining its credibility with Wall Street.

The continued deterioration in share price from $5 to a current price of $1.60 reflects a string of disappointing operating results.  The lack of focus on the core radio operations has resulted, as expected, in the steady deterioration of SBSA’s national advertising franchise, recent weakness in local advertising, and a lack of any measurable progress on the Company’s promised initiatives to use its market leadership position to close the English-Hispanic advertising rate gap.

And now, instead of focusing management’s attention on these critical operating issues, Mr. Alarcon has developed a penchant for television production, which is a business notorious for large, risky capital investment.  The management team’s credibility with Wall Street is so bankrupt that even with the stock selling below $2 per share, short interest in SBSA stock is exceedingly and persistently high compared to other public companies at 15% of the outstanding Class A shares.  Investors have gone beyond selling their own shares.  They have such disregard for management that they borrow shares to sell in anticipation of more disappointing results.

To recap, when SBSA went public in 1999, the value of the Company was approximately $1.5 billion. Today the market capitalization is roughly $500 million, including $375 million in debt. Operating income in 1999 was $32 million.  At the time of this writing we are hoping for 2007 operating income of only $38 million.  As to management’s ambitions to build a media empire, its efforts can be measured by two revealing numbers; the $934 million spent on acquisitions and the $1 billion of lost Company value.

Corporate Governance Well-Below Market Standards

The only person who benefited over this period was Mr. Alarcon.  From the time SBSA went public through 2006, Mr. Alarcon has paid himself $10.1 million in salary, $7.3 million in bonuses, and over $2 million in apartments, automobiles, drivers and assorted personal benefits.  All of this despite the aforementioned loss of over $1 billion in Company value over that same period.  The Directors have also been treated generously, with annual compensation of $100,000-150,000 per year. These circumstances beg the question, have the Directors breached their fiduciary duties to public shareholders?

We believe that management’s disdainful posture toward the public investors reflects very weak corporate governance policies that are not consistent with current market standards. Like other public shareholders, Discovery participates in the economic risk of the business according to our 9.8% ownership of the Class A stock but is only afforded 1.4% participation in the governance of the Company because of the ten-fold voting rights bestowed on Mr. Alarcon.  This antiquated, dual-class common equity structure, that shields management and directors from any meaningful scrutiny by its public owners, can be found in less than 5% of all publicly-traded companies today.  Dual-class structures have generally been abolished because of the potential misalignment of incentives.  In an arrangement completely devoid of checks and balances, Mr. Alarcon, while holding effective voting control on all shareholder matters, serves in all the decision-making executive capacities of Chairman, Chief Executive Officer, and President.

The track record SBSA has for exploiting public shareholders has resulted in complete abandonment of SBSA by research analysts and institutional investors.  As a result, SBSA shares trade at a value that we believe is substantially less than either its strategic business value or its underlying asset value.  The most direct remedy for this bleak situation is a change-of-control transaction that would allow all shareholders to receive the true underlying economic value of their investment.  Unfortunately, management has made it clear to industry insiders and Wall Street deal-makers that it will not consider such opportunities.

Value-Restoring Takeover Opportunities Are Being Shunned

Senior officials of Discovery met with SBSA management several times over the past two years and held numerous telephone conferences.  Those discussions centered around the acute decline in shareholder value and the challenges SBSA faces to restore a fair public-market valuation given its small size, its weak governance structure, a track record for disappointing operating results, an unrestrained level of spending on acquisitions, a lack of credibility with the institutional investment community, and a general proclivity toward running the Company as if it were a privately-held entity.

In our discussions with management we shared in-depth industry intelligence we had gathered during the scope of our investment due diligence.  Our portfolio managers met with large media conglomerates, radio-specific operators, and private equity firms with a media/broadcasting focus.  We know that industry executives are actively evaluating consolidation opportunities to improve financial performance, enhance competitive position, and increase their shareholder value.  Many expressed their interest in a potential acquisition or merger with SBSA.

We consistently heard from media peers that SBSA owns premier properties, enjoys market leadership positions, operates in highly attractive geographic markets, and is situated in the most promising media genre.  Almost without exception, these knowledgeable industry insiders suggest that SBSA is a desirable and valuable target in the on-going industry consolidation.

However, we also found that it is generally understood in the media industry that Mr. Alarcon will not consider any transaction that requires him to relinquish any degree of control, regardless of the merits of the deal or the implications for public shareholders.  Further, industry insiders articulate concerns about Mr. Alarcon’s ability to work in a cooperative spirit of partnership with either a larger strategic suitor or a new private investor.  Many claim to have initiated prior discussions only to encounter disingenuous rhetoric, if not outright resistance, to a deal.

We now know this claim to be justified because we have direct knowledge of an important public media company (“XYZ”) that is interested in a potential transaction that could yield a substantial premium to the current SBSA stock price, yet Mr. Alarcon refuses to engage in an evaluation of this opportunity.  During a meeting with Mr. Alarcon in December 2007 members of our firm presented the rationale for a combination with XYZ, to which SBSA would bring great strategic value and substantial, immediate cost synergies. Mr. Alarcon concurred with the analysis and suggested that we get the reaction of XYZ’s management to the idea.  Our team met in January 2008 with XYZ’s Chairman/Chief Executive Officer and its Chief Financial Officer.  We communicated to Mr. Alarcon that the XYZ officials were very enthused about the possible combination and wish to engage in a further dialogue directly with Mr. Alarcon.  Mr. Alarcon is also in possession of detailed materials prepared by Discovery that outline a proposed structure for this transaction which yields a premium in excess of 100% to SBSA shareholders.  Suddenly and without explanation, Mr. Alarcon refuses to discuss this opportunity.  While Mr. Alarcon’s change in posture is consistent with his industry reputation, it is surprising nonetheless.  Mr. Alarcon’s resistance in this case cannot be attributed to valuation because the proposed structure gives him the option to either remain invested or liquidate his shares.  Rather, it appears that Mr.

Alarcon fears a loss of control.  That fear is interfering with Mr. Alarcon’s ability to act in the interest of all shareholders.

The Board of Directors Must Intervene NOW on Behalf of the Public Investors

In order to begin a process to restore the tremendous loss of public equity capital entrusted to SBSA, the Board of Directors must evaluate change-of-control alternatives that can provide an immediate recognition of SBSA’s underlying strategic value.  Simultaneously, the Board of Directors must implement sweeping changes in corporate governance needed to repair SBSA’s corporate integrity and rebuild public market confidence.

We call on the Board of Directors to empower a Special Committee of truly independent directors to undertake these directives.  The Special Committee must immediately retain a nationally-recognized investment banking firm to investigate, from the standpoint of public shareholder interests, these three specific alternatives:

1.              A Going-Private Transaction.  If Mr. Alarcon insists on retaining all voting control and all management authority, it seems rather obvious that there is no purpose to SBSA remaining public. Given the current stock price and the vast availability of private equity capital, we believe that a transaction can be structured that provides an acceptable premium to shareholders.  Any qualified investment banking firm can introduce Mr. Alarcon to numerous private equity firms, many with media expertise.  We have spoken to several of these potential financial partners that would be interested so long as Mr. Alarcon is willing to provide them with adequate financial oversight and controls.  As testament to the feasibility of this option, Univision was taken private in April 2007 by a consortium of industry-leading private equity firms; Madison Dearborn Partners, Providence Equity Partners, Texas Pacific Group, Thomas H. Lee Partners, and Sabon Capital Group. Currently, Clear Channel Communications is close to completing a similar deal with Bain Capital Partners and Thomas H. Lee Partners. Cumulus Media is working on an announced going-private transaction with Merrill Lynch Global Private Equity.

2.              A Sale to a Strategic Party.  Industry consolidation is now seen as part of the solution to the long-term secular decline in radio advertising.  By combining platforms, companies seek to gain competitive advantage and reduce costs.  SBSA has a unique franchise in Hispanic radio that is a highly-desirable addition to any broad media platform.  The asset values of SBSA licenses and stations far exceed the current share price. While the current management team has not been able to harvest the value of SBSA’s assets and industry position, a strategic suitor would reward shareholders immediately for the opportunity to maximize the potential of this business.  As we have explained, we have direct knowledge of parties interested in a strategic combination with SBSA.

3.              Remain Public But Adopt Modern Corporate Governance Standards.  It is highly unlikely that a comprehensive evaluation of all alternatives would result in a decision to remain public, if measured in terms of the best interests of public shareholders.  Regardless, while the Company is public, the Directors must find the courage to invoke the governance changes needed to reassure the capital markets that they takes their stewardship responsibilities seriously.  The Board must dismantle the antiquated A/B common equity class structure, which only serves to entrench Mr. Alarcon and embolden his self-serving agenda.  Importantly, the jointly held positions of Chairman and Chief Executive Officer must be split in order to bring more accountability to bear on the management team.  Mr. Alarcon’s track record running SBSA since it became public makes abundantly clear the need for a change in operating management.  Lastly, the Board must undertake a director search to add truly independent directors that will serve the interests of public shareholders.

If the Board wishes to gain greater clarity as to the perspectives of other Class A public shareholders, it is within its authority to add to this year’s proxy a proposal asking if Class A shareholders support the hiring of an investment banker to explore strategic alternatives.  The Board can expect that if it takes no action regarding the concerns expressed in this letter, Discovery will formally place such a referendum on next year’s proxy under its rights defined in 14a-8 of the Securities Exchange Act of 1934.

We request a response to our concerns and expect that a member of the Board of Directors will address these matters on your upcoming conference call with investors on March 12, 2008.

Respectfully submitted,

DISCOVERY GROUP

/s/ Daniel J. Donoghue

Daniel J. Donoghue
Managing Partner